LEEWARD CAPITAL CORP.

Suite 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2 CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

Tra[redacted]

SUPPL

SEC 12g3-2(b) exemption: 82-3640

PR

04010138

Date: February 18, 2004

Leeward / Jet Gold announce commencement of exploration on Set Ga Done gold property in Myanmar

James W. Davis, President of Leeward, is pleased to report that exploration is underway on the Set Ga Done gold property in Northern Myanmar. The program is being carried out by two experienced Canadian geologists assisted by geologists from the Department of Geological Survey and Mineral Exploration of the Myanmar Ministry of Mines. The existing gold zone can be interpreted as a feeder to more extensive gold mineralization hosted by the overlying limestone. This geologic setting bears some general similarities to that of the Carlin District in Nevada. The objective of this exploration is to identify additional gold zones on the property and to test the possibility that Carlin-type gold mineralization may exist.

Preparations are underway for the upcoming diamond drilling program. The drill contract has been signed and supplies are being assembled for transport to the site. The initial drill program, anticipated to begin later this month, will consist of 1,000 metres at seven locations along the strike of the Set Ga Done Gold Zone. The drilling rig employed should alleviate the drilling problems encountered by the previous operator who used a lightweight rig.

The Set Ga Done Gold Zone extends for approximately 700 metres along strike and is estimated to be 4-6 metres wide. Previous shallow drilling into Triassic volcanics intersected 4.77 metres grading 9.80 grams gold per ton before encountering a 2.3 metre wide open stope, mined out by local small-scale operators. This zone disappears beneath Cretaceous clastic and carbonate rock units toward the northwest.

Under the terms of the existing option agreement, Jet Gold Corp. is providing the initial US$200,000 in funding for the project with Leeward acting as Operator. Once this commitment is met, a joint venture agreement will be entered into whereby future funding will be on a 50:50 basis. A second drilling program consisting of 4,000 metres of drilling will be contingent on the results of the initial drilling program.

For further information, contact James W. Davis at (403) 265-4077, ext.202.

No Canadian stock exchange has approved or disapproved the contents of this release.

web page: http://www.leewardcapital.com

e-mail: president@leewardcapital.com